December 17, 2024

Terrence M. Tierney
President and Chief Financial Officer
Polomar Health Services, Inc.
10940 Wilshire Blvd.
Suite 1500
Los Angeles, CA 90024

        Re: Polomar Health Services, Inc.
            Form 10-Q for the Period Ended September 30, 2024
            File No. 000-56555
Dear Terrence M. Tierney:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-Q for the Period Ended September 30, 2024
Statement of Operations, page F-2

1. Please adjust the weighted average number of shares used in the calculations of net loss per common share for the three and nine months ended September 30, 2023 to give effect to the merger exchange ratio and the reverse split disclosed in Note 5. The issuance of shares of common stock to shareholders of an operating company in a reverse merger/recapitalization transaction is considered, in substance, to be a stock split. Your financial statements should retroactively reflect this reverse stock split in accordance with ASC 260-10-55-12. Similarly correct the share information reported in the Statements of Stockholders' Deficit.
Note 1. Nature and Description of Business
Merger Valuation, page F-6

2. We note the Merger is a reverse merger and the historical financial statements of
       Polomar, the accounting acquirer, have been substituted for the historical financial
 December 17, 2024
Page 2

       statements of Trustfeed. Please explain to us your basis under GAAP for recording
       "the fair market value of $ 18,975,000 for the acquisition of all of Polomar Specialty
       Pharmacy   s intellectual property, intangible assets and plant and
equipment" or revise.
       Since Polomar is the acquirer, its assets and liabilities should be reported at their historic cost basis, not at fair value.

Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-8

3. Please expand your revenue recognition policy to address with more specificity how you recognize revenue for your products and services. That is, revise to address with detail the application of ASC 606 to the specific facts and circumstances for each of your revenue streams.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Anastasia Kaluzienski at 202-551-3685 or Robert Littlepage at 202-
551-3361 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology